SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’

MEETING HELD ON APRIL 18, 2019

Date, Time and Place: April 18, 2019, at 9:30 a.m., at Praça Comte. Linneu Gomes, S/N, Entrance 3 – Building 7 – Meeting Room of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Jardim Aeroporto, São Paulo, SP.

Call Notice: Call notice published in the Valor Econômico newspaper on April 2, 3 and 4, 2019, on pages B11, B10 and B09, respectively, and in the State of São Paulo Official Gazette on April 2, 3 and 4, 2019, on pages 101, 98 and 62, respectively.

Attendance: Shareholders representing the Company’s total voting capital stock. The presence of Mr. Marcelo Amaral Moraes, member of the Company’s Fiscal Council, was also recorded.

Chair: Chairman: Mr. Constantino de Oliveira Junior, Secretary: Mrs. Graziela Galli Ferreira Barioni.

Agenda: To resolve on the proposal to increase the Company’s authorized capital and consequently amend Article 6 of the Company’s bylaws.

Resolutions: After the necessary explanations were provided, the shareholders approved, by unanimous vote (representing 2.863.682.710 votes and 23.38% of dividends participation), the increase of the Company’s authorized capital from R$4,000,000,000 to R$ 6,000,000,000, with the consequent amendment to Article 6 of the Company’s bylaws, which shall read as follows:

“ARTICLE 6 – With due regard to the applicable legal limitations, the Company is authorized to increase its corporate capital to up to R$ 6,000,000,000.00 (six billion reais).”

Paragraphs 1 and 2 of Article 6 and the other articles of the Company’s bylaws remain unchanged.

Minutes and Publications: The minutes of this meeting were authorized to be drawn-up in summary form, pursuant to Article 130 of Law No. 6404/76, as amended. Additionally, the proposal to publish these minutes without the shareholders’ signatures was approved by unanimous vote.

Approval and Execution of the Minutes: The floor was given to whoever might wish to take it and, as nobody did so, the meeting was adjourned for the time necessary to draw up these minutes. After the meeting was reopened, these minutes were read, checked and signed by the attending shareholders.

Signatures. Chairman: Constantino de Oliveira Junior. Secretary: Graziela Galli Ferreira Barioni. Attending Shareholders: FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES VOLLUTO MULTIESTRATÉGIA INVESTIMENTO NO EXTERIOR, MOBI FUNDO DE INVESTIMENTO EM AÇÕES, CONSTANTINO DE OLIVEIRA JUNIOR, HENRIQUE CONSTANTINO, JOAQUIM CONSTANTINO NETO, RICARDO CONSTANTINO e ONYX LATIN AMERICA EQUITY FUND LP.

This presents a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, April 18, 2019.

Constantino de Oliveira Junior Chairman	Graziela Galli Ferreira Barioni Secretary

SP - 100080854v3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.